Exhibit 1

ASX	Level 18, 275 Kent Street
Release	Sydney, NSW, 2000

28 June 2021

WESTPAC SELLS MOTOR VEHICLE DEALER FINANCE AND NOVATED LEASING BUSINESSES

Westpac today announced that it will sell its motor vehicle dealer finance and novated leasing businesses to Angle Finance, a portfolio company of Cerberus Capital Management, L.P1.

As part of the sale, Westpac will transfer:

•   Auto dealer and introducer agreements together with wholesale dealer loans of approximately $1 billion;

•   Strategic alliance agreements with vehicle manufacturers; and

•   Novated lease origination capability and related agreements.

Westpac will retain its existing retail auto loans of around $10 billion originated by the businesses being transferred. The loans will run down in the normal course of business over the life of those loans. Westpac will also progressively cease new retail auto loan originations from these three channels with customers still able to use the Group’s Consumer and Business lending products to help buy motor vehicles.

The sale is subject to the final value of the portfolio transferred and will generate an accounting gain on sale. It is expected to add around 6 basis points to Westpac’s common equity tier 1 capital ratio2.

“This sale brings certainty for our customers, new opportunities for our people and continues the progress we are making on becoming a simpler bank,” said Westpac Group Chief Executive, Specialist Businesses & Group Strategy, Jason Yetton.

“Angle Auto Finance is committed to the Auto Finance industry and will provide the capability and strategic focus to grow and improve the business,” said Mr Yetton.

Completion is expected by the end of the calendar year with the transfer to occur over several stages to allow for a smooth transition. Completion of the transaction is subject to regulatory approvals.

[1]	The business will operate as Angle Auto Finance.

[2]	At 31 March 2021 Westpac’s CET1 capital ratio was 12.34%. Including transactions previously announced but not settled,

Westpac’s CET1 capital ratio on a proforma basis would be 12.66%. Including this transaction, Westpac’s proforma CET1 capital ratio would be approximately 12.72% at 31 March 2021.

For further information:

Lisa Parrett	Andrew Bowden
Media Relations	Investor Relations
M. 0432 933 796	M. 0438 284 863
ENDS	P. +612 8253 4008

About Westpac’s Auto Finance Business

Westpac’s Auto Finance businesses comprises retail auto loans originated through more than 250 auto dealer groups, strategic alliance agreements with three major vehicle manufacturers, wholesale dealer loans provided to dealers in the form of bailment and other facilities and a novated leasing business.

About Angle Finance

Angle Finance is a non-bank asset finance company providing leading solutions to businesses and consumers across Australia. Angle Finance is a portfolio company of Cerberus Capital Management, L.P, a global leader in alternative investing, and has recruited a highly experienced management team, invested in the technology platform, and implemented a first-class service approach with a national reach.

About Angle Auto Finance

Angle Auto Finance will be a non-bank specialised finance business that provides financing solutions to dealers, novated lease partners, consumers, and businesses across Australia.

About Cerberus

Founded in 1992, Cerberus is a global leader in alternative investing with over USD$55 billion in assets across complementary credit, private equity, and real estate strategies. We invest across the capital structure where our integrated investment platforms and proprietary operating capabilities create an edge to improve performance and drive long-term value. Our tenured teams have experience working collaboratively across asset classes, sectors, and geographies to seek strong risk-adjusted returns for our investors.

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.